1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 11, 2013		By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

REMOVAL OF FOREIGN INVESTMENT CONDITIONS BY THE TREASURER OF THE COMMONWEALTH OF AUSTRALIA IN CONNECTION WITH YANCOAL AUSTRALIA LIMITED

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement (“Announcement”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 9 March 2012 in relation to certain update regarding the merger of Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (the “Gloucester”). Yancoal Australia is a non wholly-owned subsidiary controlled by the Company, the shares of which are currently listed on the Australian Securities Exchange (stock code: YAL). The Announcement contained, among other things, Company’s undertakings given in accordance with certain foreign investment selldown conditions imposed on the Company by the relevant Australia authority.

On 11 December 2013, the Treasurer of the Commonwealth of Australia (the “Treasurer”) announced the removal of the foreign investment selldown conditions imposed on the Company in connection with the merger of Yancoal Australia with Gloucester in March 2012. These conditions originally required the Company to:

•	reduce its economic ownership of Yancoal Australia from approximately 78% to below 70% by 31 December 2013;

•	reduce its interest in certain underlying assets acquired when Yancoal Australia acquired Felix Resources in 2009 to no more than 50% by 31 December 2013;

•	reduce its ownership of Premier Coal Ltd, Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd or their underlying assets from 100% to below 70% by 31 December 2014

The Company expresses its welcome to the decision made by the Department of the Treasury of the Commonwealth of Australia.

The Treasurer’s press release is extracted and attached to this announcement.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Zhang Baocai
Director and Company Secretary

Zoucheng, Shandong Province, the PRC

11 December 2013

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Attachment

Foreign investment decision

Today I announce my decision to remove certain foreign investment conditions placed on Yanzhou Coal Mining Company, a Chinese state owned enterprise, restricting its ownership of Yancoal Australia Limited.

These conditions required Yanzhou to reduce its ownership in Yancoal from 100 per cent to less than 70 per cent and its economic interest in Yancoal’s former Felix Resources coal mining assets to less than 50 per cent by the end of December 2013; and to reduce its economic interest in the Syntech Resources and Premier Coal mines to less than 70 per cent by 31 December 2014.

The conditions imposed in 2009 also provided Yanzhou with the ability to seek the Treasurer’s approval to vary these conditions if they were impacted by changes in economic conditions or other factors.

Since those conditions were imposed, significant challenges have emerged for the Australian coal industry, including slowing demand, declining coal prices and a number of mine closures.

To date, Yanzhou has made progress in meeting those conditions by reducing its stake in Yancoal to 78 per cent. It has sought my approval to have the conditions removed so it can maintain its existing stake.

In commitments provided to me, Yanzhou has undertaken to continue to support Yancoal’s ongoing operations in Australia, thereby maintaining its position as a major regional employer.

So long as Yanzhou continues to own at least 51 per cent of the shares of Yancoal, Yanzhou will ensure Yancoal continues to operate so that it remains solvent. In addition, Yanzhou will extend its existing loans to Yancoal if required, and will support Yancoal’s plans to expand the Moolarben open cut mine.

Yanzhou has previously considered options to seek 100 per cent ownership of Yancoal. While foreign investment proposals are considered on a case-by-case basis, the Government has no in-principle objection to 100 per cent foreign ownership of Australian companies where it is not contrary to the national interest and is open to any such proposals from Yanzhou in the future.

Media Release (http://jbh.ministers.treasury.gov.au/media-release/033-2013/)

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC